09047413

13 November 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SUPPL

SEC Mail Processing
Section

NOV 3 0 2009

Washington, DC
110

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2009.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ....

NAME: ....

DATE: ______________________________

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\3rd-quarter results.doc
UOL\3.2.3 (pc\ny\r\fn)

dlw 12/3

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

13 November 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2009.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\3rd-quarter results.doc
UOL\3.2.3 (pc\nu/r\fn)

华业集团有限公司
UOL Group Limited
Company Registration No 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL Group Limited
Company Registration No. 196300438C

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

Consolidated Income Statement

		The Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2009	2008	+ / (-)	2009	2008	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	323,938	267,853	21	734,345	638,905	15
Cost of sales		(196,036)	(140,090)	40	(401,689)	(313,092)	28
Gross profit		127,902	127,763	0	332,656	325,813	2
Other income							
- Finance income	B	848	1,516	(44)	3,262	7,371	(56)
- Miscellaneous income		2,276	1,249	82	5,481	4,453	23
Expenses							
- Marketing and distribution		(11,241)	(6,078)	85	(26,066)	(19,721)	32
- Administrative		(11,494)	(12,193)	(6)	(31,479)	(37,689)	(16)
- Finance	C	(7,465)	(4,684)	59	(35,641)	(13,593)	162
- Other operating		(15,409)	(19,735)	(22)	(45,044)	(50,992)	(12)
Share of profits of associated companies		48,219	15,095	219	79,121	48,517	63
Profit before other gains/(losses), fair value (losses)/gains and income tax		133,636	102,933	30	282,290	264,159	7
Other gains/(losses)	D	1,458	-	n.m.	275,364	(414)	n.m.
Fair value (losses)/gains on investment properties		-	-	-	(76,961)	67,734	(214)
Profit before income tax	E	135,094	102,933	31	480,693	331,479	45
Income tax expense	F	(15,214)	(14,964)	2	(25,899)	(36,126)	(28)
Net profit		119,880	87,969	36	454,794	295,353	54
Attributable to:							
Equity holders of the Company		105,596	73,539	44	417,239	261,354	60
Minority interests		14,284	14,430	(1)	37,555	33,999	10
		119,880	87,969	36	454,794	295,353	54
The above net profit attributable to equity holders of the Company can be analysed as follows:							
Net profit from operations		104,138	73,539	42	248,172	186,640	33
Other gains/(losses)		1,458	-	n.m.	275,364	(414)	n.m.
Fair value (losses)/gains on investment properties including those of associated companies		-	-	-	(106,297)	75,128	(241)
Net attributable profit		105,596	73,539	44	417,239	261,354	60

n.m. : not meaningful

1(a)(ii) Explanatory Notes to the Consolidated Income Statement

	The Group					
	Third Quarter Ended 30 September			Nine Months Ended 30 September		
	2009	2008	+ / (-)	2009	2008	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Revenue						
Revenue from property development	203,549	136,946	49	384,372	243,595	58
Revenue from property investments	36,010	32,974	9	106,405	91,563	16
Gross revenue from hotel operations	73,669	84,783	(13)	210,738	254,396	(17)
Revenue from management services	3,748	6,188	(39)	11,638	18,575	(37)
Dividend income	6,962	6,962	-	21,192	30,776	(31)
	323,938	267,853	21	734,345	638,905	15
B Finance income						
Interest income	792	1,434	(45)	3,146	4,658	(32)
Currency exchange gains (net)	56	82	(32)	116	2,713	(96)
	848	1,516	(44)	3,262	7,371	(56)
C Finance expense						
Facility fee	757	139	443	16,113	209	7,607
Interest expense	6,708	4,545	48	19,528	13,384	46
	7,465	4,684	59	35,641	13,593	162
D Other gains/(losses)						
Negative goodwill on acquisition of an associated company	1,458	-	-	279,164	-	n.m.
Impairment of property, plant and equipment	-	-	-	(3,800)	-	n.m.
Write-off of loan to an associated company	-	-	-	-	(414)	(100)
	1,458	-	n.m.	275,364	(414)	n.m.
E Profit before income tax						
Profit before income tax is stated after charging:						
Depreciation and amortisation	10,195	10,520	(3)	30,138	30,558	(1)
F Income tax expense						
Tax expense attributable to profit is made up of:						
Current income tax						
- Singapore	4,495	3,901	15	13,232	11,546	15
- Foreign	2,474	2,413	3	5,900	8,664	(32)
Deferred income tax						
- fair value loss of investment properties	-	-	-	(4,927)	702	(802)
- others	8,306	8,596	(3)	18,295	15,160	21
	15,275	14,910	2	32,500	36,072	(10)
Underprovision in preceding financial years						
- Singapore current income tax	9	54	(83)	9	54	(83)
Effect of change in tax rate on deferred taxation	(70)	-	n.m.	(6,610)	-	n.m.
	15,214	14,964	2	25,899	36,126	(28)

n.m. : not meaningful

1(a)(iii) Consolidated Statement of Comprehensive Income

With effect from 1 January 2009, FRS 1 (Revised) *Presentation of Financial Statements* requires an entity to present all non-owner changes in equity in a Statement of Comprehensive Income. Non-owner changes will include income and expenses recognised directly in equity. This is a change of presentation and does not affect the recognition of measurement of the entity's transactions. Previously, such non-owner changes are included in Statement of Changes in Equity.

		The Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2009	2008	+ / (-)	2009	2008	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Net profit		119,880	87,969	36	454,794	295,353	54
Other comprehensive income/ (expense):							
Fair value gains/(losses) on available-for-sale financial assets	A	66,442	(239,164)	(128)	136,205	(235,710)	(158)
Fair value (losses)/gains on cash-flow hedges		(1,199)	-	n.m.	21	-	n.m.
Effect of change in tax rate on asset revaluation reserve		-	-	-	165	-	n.m.
Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company	B	-	-	-	174,578	-	n.m.
Exchange differences arising from consolidation of foreign operations		795	(6,792)	(112)	26,775	(11,179)	(340)
Share of comprehensive income of an associated company		(355)	-	n.m.	(1,236)	-	n.m.
Other comprehensive income/ (expense) for the period, net of tax		65,683	(245,956)	(127)	336,508	(246,889)	n.m.
Total comprehensive income/(expense) for the period		185,563	(157,987)	(217)	791,302	48,464	1,533
Attributable to:							
Equity holders of the Company		169,230	(167,420)	(201)	743,387	20,486	3,529
Minority interests		16,333	9,433	73	47,915	27,978	71
		185,563	(157,987)	(217)	791,302	48,464	1,533

n.m. : not meaningful

1(a)(iv) Explanatory Notes to the Consolidated Statement of Comprehensive Income

A Fair value gains on available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices at the end of each financial period. The increase in value for the third quarter ended 30 September 2009 is due to a general recovery of the closing bid prices of the relevant quoted equity shares from the second quarter.

B Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company

The capital reserves for the nine months ended 30 September 2009 relate to the increase in fair value of the identifiable net assets of United Industrial Corporation Limited ("UIC") over the period from the date of the first acquisition of its shares to the date it became an associated company of the Group (see Note C to the Statement of Financial Position).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

Statement of Financial Position

	Notes	The Group 30.09.09 $'000	The Group 31.12.08 $'000	The Company 30.09.09 $'000	The Company 31.12.08 $'000
ASSETS					
Current assets					
Cash and bank balances		287,886	263,866	530	25,307
Trade and other receivables		98,394	92,330	16,949	40,037
Development properties		1,164,164	1,274,667	-	-
Inventories		3,468	3,466	-	-
Available-for-sale financial assets	A	441,885	372,392	441,428	371,932
Other current assets	B	36,658	6,370	292	287
Current income tax assets		890	2,471	-	-
		2,033,345	2,015,562	459,199	437,563
Non-current assets					
Trade and other receivables		147,698	148,289	709,896	604,936
Available-for-sale financial assets	A	188,048	323,189	26,449	26,449
Associated companies	C	1,352,344	332,181	161,589	112,584
Subsidiaries		-	-	1,298,728	1,298,728
Investment properties	D	2,133,551	2,202,260	277,235	293,135
Property, plant and equipment		693,867	682,428	1,099	1,037
Properties under development		359,731	346,848	-	-
Intangibles		37,777	38,398	-	-
Deferred income tax assets		5,010	4,439	290	325
		4,918,026	4,078,032	2,475,286	2,337,194
Total assets		6,951,371	6,093,594	2,934,485	2,774,757
LIABILITIES					
Current liabilities					
Trade and other payables		142,472	142,692	257,779	190,201
Current income tax liabilities		40,481	44,860	8,443	6,389
Loans from minority shareholders of subsidiaries		33,025	-	-	-
Bank overdrafts		-	137	-	-
Bank loans	E	665,736	518,166	185,400	160,000
		881,714	705,855	451,622	356,590
Non-current liabilities					
Bank loans	E	1,038,581	1,037,319	-	-
3.34% unsecured fixed rate note due 2012		149,711	149,629	149,711	149,629
Unsecured floating rate note due 2012		99,807	99,752	99,808	99,752
Derivative financial instrument		2,070	2,121	1,704	1,805
Loans from minority shareholders of subsidiaries		45,931	75,984	-	-
Rental deposits		21,423	21,352	4,737	3,205
Retention monies		11,750	9,770	-	-
Provision for retirement benefits		2,234	2,112	-	-
Deferred income tax liabilities		198,972	174,468	69,750	55,402
		1,570,479	1,572,507	325,710	309,793
Total liabilities		2,452,193	2,278,362	777,332	666,383
NET ASSETS		4,499,178	3,815,232	2,157,153	2,108,374
EQUITY					
Capital & reserves attributable to the equity holders of the Company					
Share capital	F	1,058,412	1,075,315	1,058,412	1,075,315
Reserves		685,939	359,386	301,150	199,911
Retained earnings		2,293,346	1,960,003	797,591	833,148
		4,037,697	3,394,704	2,157,153	2,108,374
Minority interests		461,481	420,528	-	-
TOTAL EQUITY		4,499,178	3,815,232	2,157,153	2,108,374

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year. (cont'd)

Explanatory Notes to the Statement of Financial Position

A Available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices at the end of each financial period. The decrease in the Group's balance as at 30 September 2009 is due to the transfer of the shares in UIC to 'Associated companies' upon the Group's interest in UIC exceeding 20% of its issued share capital, offset partially by an increase in fair values of the remaining available-for-sale financial assets in the first nine months of 2009.

B Other current assets

Other current assets include a tender deposit and stamp duty paid amounting to $26.8 million for the acquisition of the URA site at Dakota Crescent which will be transferred to 'development properties' upon the completion of the acquisition.

C Associated companies

The increase in associated companies is due to:

(i) the acquisition of additional interests in UIC;
(ii) the transfer of shares in UIC from 'Available-for-sale financial assets' upon the Group's interest in UIC exceeding 20% of its issued share capital; and
(iii) the recognition of negative goodwill on acquisition of UIC.

The Group's interest in UIC increased from 14.3% as at 31 December 2008 to 31.9% as at 30 September 2009.

D Investment properties

Investment properties are carried at fair values as determined by independent professional valuers. It is the practice of the Group to revalue its investment properties on a half yearly basis on 30 June and 31 December.

E Bank loans

The increase in borrowings was principally to finance the acquisition of shares in UIC (see Note C above).

F Share capital

Pursuant to a share buyback mandate obtained at the Extraordinary General Meeting held on 28 April 2009, the Company has, from 15 June 2009 to 30 September 2009 purchased a total of 12,650,000 ordinary shares fully paid (or 1.59%) in the share capital of the Company at a total cost of $41.3 million or $3.26 per share.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As at 30.9.09		As at 31.12.08	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	370,492	328,425	4,556	513,807
Amount repayable after one year	1,048,546	295,931	1,040,317	325,984

Details of any collaterals

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties, and/or assignment of all rights and benefits with respect to the properties, charges on certain investments in quoted shares and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

Consolidated Statement of Cash Flows for the third quarter ended 30 September

	Notes	The Group 3rd Qtr 2009 $'000	3rd Qtr 2008 $'000
Cash flows from operating activities			
Net profit		119,880	87,969
Adjustments for:			
Income tax expense		15,214	14,964
Non-cash items	i	(35,422)	(6,272)
Investment and interest income		(7,754)	(8,396)
Interest expense		7,465	4,684
Negative goodwill on acquisition of an associated company		(1,458)	-
Operating cash flow before working capital changes		97,925	92,949
Change in operating assets and liabilities			
Receivables	ii	(23,705)	5,859
Development properties	iii	153,438	(149,753)
Inventories		(195)	25
Rental deposits		513	1,380
Payables		13,094	8,165
		143,145	(134,324)
Income tax paid		(11,811)	(15,056)
Retirement benefits paid		(38)	(50)
Net cash provided by/(used in) operating activities		229,221	(56,481)
Cash flows from investing activities			
Net proceeds from disposal of property, plant and equipment		-	38
Payment for interest in an associated company	iv	(8,008)	-
Loans to associated companies		(750)	(9,500)
Repayment of loan from an associated company	v	29,263	-
Net proceeds from disposal of property, plant and equipment		73	-
Purchase of property, plant and equipment and investment properties	vi	(12,726)	(20,287)
Retention monies withheld		808	429
Interest received		803	1,614
Dividend received		22,844	10,212
Net cash provided by/(used in) investing activities		32,307	(17,494)
Cash flows from financing activities			
Proceeds from issue of shares		73	-
Net proceeds from issue of shares to minority shareholders of subsidiaries		-	2,069
Loans from minority shareholders of subsidiaries		1,089	1,999
Net borrowings	vii	(163,448)	95,231
Interest paid		(11,911)	(9,272)
Payments for share buy-back		(24,279)	-
Net cash (used in)/provided by financing activities		(198,476)	90,027
Net increase in cash and cash equivalents		63,052	16,052
Cash and cash equivalents at 1 July		224,834	184,531
Cash and cash equivalents at 30 September	viii	287,886	200,583

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year. (cont'd)

Explanatory Notes to the Consolidated Statement of Cash Flows

i. Non-cash items

The adjustment for non-cash items includes the share of profits of associated companies.

ii. Receivables

The cash outflows for receivables relate mainly to the payment of a tender deposit and stamp duty for the acquisition of the URA site at Dakota Crescent.

iii. Development properties

The funds received for development properties for the third quarter of 2009 relate to receipts from progress billings in excess of expenditure for the Group's development projects. The expenditure of $149.7 million in the corresponding quarter in 2008 included a payment for an en-bloc acquisition of a development property amounting to $84 million.

iv. Payment for interest in an associated company

This relates to the acquisition of additional shares in UIC. The Group's interest in UIC increased by 0.3% to 31.9% as at 30 September 2009 from 31.6% as at 30 June 2009.

v. Repayment of loan from an associated company

A loan to an associated company was repaid during the third quarter of 2009 from proceeds from the sales of the associated company's development project following the receipt of temporary occupation permit.

vi. Purchase of property, plant and equipment and investment properties

Expenditure on property, plant and equipment and investment properties were incurred mainly on the Group's construction of the hotel property at Upper Pickering Street and development project in Tianjin.

vii. Net borrowings

The reduction in bank borrowings was due mainly to receipt of progress instalments from the Group's development projects.

viii. Cash and cash equivalents

For the purposes of the Consolidated Statement of Cash Flows, the cash and cash equivalents comprise the following:

	The Group	
	30.09.09	30.09.08
	$'000	$'000
Fixed deposits with financial institutions	222,040	144,252
Cash at bank and on hand	65,846	56,361
Cash and bank balances per Statement of Financial Position	287,886	200,613
Bank overdrafts	-	(30)
Cash and cash equivalents per Consolidated Statement of Cash Flows	287,886	200,583

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Consolidated Statement of Changes in Equity for the third quarter ended 30 September

	Share Capital $'000	Reserves $'000	Retained Earnings $'000	Minority Interests $'000	Total Equity $'000
The Group					
2009					
Balance at 1 July 2009	1,065,631	622,305	2,198,069	445,148	4,331,153
Total comprehensive income for the period	-	63,634	105,596	16,333	185,563
Buy-back of ordinary shares of UOL Group Limited	(7,292)	-	(10,319)	-	(17,611)
Employee share option scheme - proceeds from shares issued	73	-	-	-	73
Balance at 30 September 2009	1,058,412	685,939	2,293,346	461,481	4,499,178
2008					
Balance at 1 July 2008	1,075,315	940,652	2,000,572	435,013	4,451,552
Total comprehensive income/(expense) for the period	-	(240,959)	73,539	9,433	(157,987)
Issue of shares to minority shareholders	-	-	-	2,069	2,069
Balance at 30 September 2008	1,075,315	699,693	2,074,111	446,515	4,295,634
The Company					
2009					
Balance at 1 July 2009	1,065,631	255,293	789,676	-	2,110,600
Total comprehensive income for the period	-	45,857	18,234	-	64,091
Buy-back of ordinary shares of UOL Group Limited	(7,292)		(10,319)	-	(17,611)
Employee share option scheme - proceeds from shares issued	73	-	-	-	73
Balance at 30 September 2009	1,058,412	301,150	797,591	-	2,157,153
2008					
Balance at 1 July 2008	1,075,315	391,451	673,231	-	2,139,997
Total comprehensive income/(expense) for the period	-	(67,002)	241,783	-	174,781
Balance at 30 September 2008	1,075,315	324,449	915,014	-	2,314,778

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 September 2009, the changes in the issued share capital of the Company were as follows:

	Number of Ordinary Shares
Issued capital as at 1 July 2009	788,870,154
Shares cancelled upon buy-back	(5,398,000)
Issue of ordinary shares arising from the exercise of:	
2006 Options granted under the UOL 2000 Share Option Scheme	23,000
Issued capital as at 30 September 2009	783,495,154

As at 30 September 2009, there were unexercised options for 4,842,000 (30.9.2008: 3,547,000) of unissued ordinary shares under the UOL 2000 Share Option Scheme.

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	The Company	
	30.09.09	31.12.08
Total number of issued shares, excluding treasury shares	783,495,154	796,072,154

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard).

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as stated in Note 5, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the financial year ended 31 December 2008.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change.

The Group adopted the new/revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") that are applicable for the financial period beginning 1 January 2009. The following are the new or amended FRS that are relevant to the Group:

FRS 1 (Revised)	Presentation of Financial Statements
FRS 23 (Revised)	Borrowing costs
FRS 40 (amendment)	Investment property
Amendment to FRS 107	Improving disclosures about financial statements
FRS 108	Operating Segments

The adoption of the above FRS does not result in any substantial change to the Group's accounting policies nor any significant impact on the financial statements.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	The Group	
	3rd Qtr 2009	3rd Qtr 2008
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 13.32	cents 9.24
(ii) On a fully diluted basis	cents 13.31	cents 9.24

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	30.09.09	31.12.08	30.09.09	31.12.08
Net asset value per ordinary share	$5.15	$4.26	$2.75	$2.65
Net tangible asset backing per ordinary share	$5.11	$4.22	$2.75	$2.65

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Revenue

Group revenue in the third quarter of 2009 increased by $56.1 million or 21% to $323.9 million, from $267.9 million in the corresponding period of 2008. The increase was mainly from the progressive recognition of revenue from the sale of the Group's development properties. Revenue from property investments also improved due to higher occupancy and average rental rates for most of the Group's investment properties. Revenue from hotel operations declined due to lower revenue per available room (rev par) for most of the Group's hotels.

Expenses

Cost of sales in the third quarter of 2009 increased as a larger proportion of the increase in revenue was from property development which has a higher cost margin. The increase in marketing and distribution expenses was due to costs incurred for the sales of the Group's development projects, namely, the Meadows @ Peirce and Double Bay Residences. Administrative expenses decreased as a result of lower bonus provisions and receipt of job credits from the Singapore government. The decrease in other operating expenses was due mainly to property tax rebates received. Finance expenses have increased due to interest on additional borrowings incurred for the acquisition of shares in UIC.

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on. (cont'd)

Associated companies

The share of profits of associated companies in the third quarter of 2009 was higher due to (i) the inclusion of the share of profits of UIC which became an associated company in the first quarter of 2009; and (ii) higher contribution from Nassim Park Residences.

Profit & Loss

Third quarter ended 30 September 2009/2008

The pre-tax profit before fair value and other gains/(losses) for the third quarter of 2009 was $133.6 million, representing a 30% increase as compared to the profit of $102.9 million for the third quarter of 2008. The increase was due mainly to higher share of profits from associated companies.

With the additional negative goodwill which arose from the Group's acquisition of shares in UIC, the Group recorded a pre-tax profit of $135.1 million in the third quarter of 2009, as compared to a pre-tax profit of $102.9 million in the corresponding period of 2008. Profit after tax and minority interest was $105.6 million, an increase of 44% in comparison with $73.5 million in the third quarter of 2008.

Nine months ended 30 September 2009/2008

For the nine months ended 30 September 2009, pre-tax profit before fair value and other gains/(losses) was $282.3 million or a 7% increase compared to the profit of $264.2 million in the corresponding period of 2008. The increase was due mainly to higher share of profits of associated companies which was partially offset by higher finance expenses (which included the facility fees of $14.0 million) incurred for the acquisition of shares in UIC.

With the inclusion of negative goodwill from the acquisition of shares in UIC and taking into account fair value losses, pre-tax profit was $480.7 million or a 45% increase over the profit of $331.5 million in the corresponding period of 2008. Profit after tax and minority interest was $454.8 million or a 54% increase over the profit of $295.4 million for the first nine months of 2008.

Net tangible asset and gearing

The Group shareholders' funds increased from $3.39 billion as at 31 December 2008 to $4.04 billion as at 30 September 2009. The increase was due mainly to (i) fair value gains on available-for-sale financial assets; (ii) operating profits of the Group for the first nine months of 2009; and (ii) recognition of negative goodwill and capital reserves arising from the acquisition of additional interest in UIC. Consequently the net tangible asset per ordinary share of the Group increased to $5.11 as at 30 September 2009 from $4.22 as at 31 December 2008.

The Group's gearing ratio decreased from 42% as at 31 December 2008 to 39% as at 30 September 2009 as the effect from the increase in shareholders' funds outweighed the effect from the increase in borrowings.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The Ministry of Trade and Industry has upgraded Singapore's economic growth forecast for 2009 to between -2.5% and -2.0% from between -6.0% and -4.0%. With an improving economic outlook and a low interest rate environment, buying interest for mass and mid-market residential properties in Singapore is expected to remain healthy. With a substantial supply of new office space in the pipeline, the leasing market for office space continues to be challenging. While there are signs of stability in the tourism industry in Singapore and the Asia Pacific region, much will depend on the pace of recovery of the global economy.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the third quarter ended 30 September 2009.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the nine months/ third quarter ended 30 September 2009 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
13 November 2009